Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Tel. (317) 266-0100
Fax (317) 631-3750
December 27, 2016

VIA EDGAR

United States Securities and Exchange Commission
AD Office 11 - Telecommunications
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Emmis Communications Corporation
Form 10-K for the Fiscal Year Ended February 29, 2016 filed May 5, 2016
Form 8-K filed July 7, 2016
File No. 000-23264
Dear Mr. Spirgel:

I am writing in response to the comment of the Staff contained in the Staff's letter dated December 27, 2016, regarding the above referenced Annual Report on Form 10-K and Current Report on Form 8-K.

Form 8-K filed July 7, 2016
Exhibit 99.2 - Emmis Communications Annual Meeting of Shareholders

1.
Your presentation of free cash flow per share on slide 20 is inconsistent with Question 102.05 of the Compliance and Disclosure Interpretative guidance on non-GAAP measures issued on May 17, 2016. Please comply with this comment in your next Annual Meeting of Shareholders presentation.

Response to Comment
The Company will cease presenting free cash flow per share in our next Annual Meeting of Shareholders presentation as well as all other documents filed with or furnished to the Commission.

If you have any questions, please call me at (317) 684-6549.

Sincerely,
/s/ Ryan A. Hornaday
Ryan A. Hornaday
Executive Vice President, Chief Financial Officer and Treasurer